Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 8 DATED AUGUST 19, 2011

Supplement No. 8 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 8 (cumulative, replacing all prior supplements) dated August 19, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 15 hotels containing a total of 1,695 guest rooms for an aggregate gross purchase price of approximately $225.5 million; (c) our execution of certain purchase contracts that relate to 11 hotels containing a total of 1,574 guest rooms and that provide for an aggregate gross purchase price of approximately $218.6 million; (d) the termination of three purchase contracts; (e) the election of the board of directors included in the prospectus; (f) the resignation of a member of our board of directors; (g) the election of a new director to our board; (h) a summary of certain legal proceedings; (i) financial and operating information for all of our purchased hotels; and (j) our recent financial information and certain additional information about us.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of July 31, 2011, we had closed on the sale of 27,380,694 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $301.2 million and proceeds net of selling commissions and marketing expenses of approximately $271.1 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $401.2 million and proceeds net of selling commissions and marketing expenses of approximately $361.1 million.

In connection with our hotel purchases to date, we paid a total of approximately $4.5 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.